Exhibit 21.1

SUBSIDIARIES OF OLLIE’S BARGAIN OUTLET HOLDINGS, INC.

Subsidiary	State or Other Jurisdiction of Formation

Bargain Parent, Inc.	Delaware

Ollie’s Holdings, Inc.	Delaware

Ollie’s Bargain Outlet, Inc.	Pennsylvania